Exhibit 99.1

Click Holdings Limited (CLIK) Reports Strong Interim Results, Advancing AI-Driven Senior Care, HR, and Cryptocurrency Treasury Strategy

Hong Kong, July 21, 2025 (GLOBE NEWSWIRE) -- Click Holdings Limited (“Click Holdings” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leading human resources and senior care solutions provider based in Hong Kong, announced its interim results for the six months ended December 31, 2024, showcasing robust growth and strategic advancements in AI-powered platforms and emerging cryptocurrency initiatives.

Selected Financial Highlights

●	Revenue surged 68% to US$4.8 million, driven by exceptional growth in key segments.

●	Nursing solutions revenue doubled, up 203%, fueled by rising demand for senior care.

●	Logistics solutions revenue soared 210%, expanding CLIK’s market reach.

●	Gross profit remained stable due to increased low-margin logistics business, with strategic investments poised to enhance future margins.

●	Net profit grew 12% to US$468,000, reflecting operational efficiency.

Strategic Highlights and Outlook for 2025

CLIK’s growth aligns with Hong Kong’s Silver Economy, leveraging AI and strategic partnerships to address senior care and workforce needs. Key developments include:

●	Community Care Service Voucher Scheme for the Elderly (CCSV): Through the 2025 acquisition of Top Spin Investment, CLIK further expanded its role in the government-sponsored Community Care Service Voucher Scheme for the Elderly (CCSV), serving over 12,000 seniors with AI-driven health monitoring and community care. This acquisition doubled CLIK’s talent pool to over 20,500 registered professionals, enhancing its capacity to meet Hong Kong’s growing demand for skilled nursing services.

●	Collaboration with a Prominent Asia-Based Tech Conglomerate: Partnering with a prominent Asia-based tech conglomerate’s Sustainable Social Value Scheme, CLIK launched 24-hour instant device services, delivering smart wearables with real-time health alerts and fall detection to seniors. This initiative, potentially reaching 6,000 users to date, integrates AI to provide seamless care, driving cross-selling synergies with CCSV.

●	AI-Empowered HR Platform: CLIK’s proprietary platform matches 110,000 annual job vacancies across industries like healthcare and logistics, driven by continuous data analysis to optimize candidate sourcing for client needs. This platform strengthens CLIK’s ability to deploy efficient workforce solutions, supporting its rapid expansion in Hong Kong.

●	Talent Pool Diversification: The expansion of CLIK’s talent pool to over 20,500 registered professionals enables diversification into new business sectors, such as properties securities staffing solutions and event helper staffing solutions. The universal applicability of CLIK’s talent, combined with its AI-driven platform, positions the Company to meet diverse client demands across Hong Kong’s dynamic market.

●	Record Revenue Growth: CLIK expects revenue to reach record highs in 2025, driven by increased public exposure following its NASDAQ listing, a gradual increase in private case demand, intensified promotion of the CCSV scheme, and the strategic acquisition of Top Spin Investment. These factors position CLIK for unprecedented financial performance.

●	Cryptocurrency Innovation for Senior Services: CLIK is exploring the feasibility of developing a cryptocurrency treasury, with a particular emphasis on Bitcoin and Solana. This treasury could scale up to a value of US$100 million as the first step, and shall escalate further alongside business expansion. In addition, CLIK is exploring the implementation of cryptocurrency-enabled payment systems to enhance the efficiency and security of salary disbursements for its talent pool of over 20,500 registered professionals. CLIK is also assessing the potential of crypto-enabled payments to streamline billing processes for customers who opt to transact using cryptocurrency.

●	Silver Economy Leadership: CLIK’s comprehensive strategies, encompassing CCSV, the Sustainable Social Value Scheme, its AI-driven HR platform, and emerging cryptocurrency initiatives, fully align with the Hong Kong government’s long-term vision for a sustainable society. By enhancing senior care and workforce efficiency, CLIK supports the Silver Economy’s goals of fostering social and economic resilience for an aging population.

“Our strategic focus on AI-driven solutions, cryptocurrency innovation, and the Silver Economy positions CLIK for sustained growth,” said Jeffrey Chan, Founder and CEO of Click Holdings. “The Top Spin Investment acquisition, our partnership with a prominent Asia-based tech conglomerate, and our advanced HR platform underscore our commitment to transforming senior care and workforce efficiency. While initial investments may temper margins temporarily, we anticipate significant profitability gains through economies of scale.”

As the only Nasdaq-listed company focused on senior nursing HR solutions in Hong Kong, CLIK is poised to capitalize on the region’s aging population and government support for the Silver Economy.

About Click Holdings Limited

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 20,500 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited
Unit 1709-11, 17/F
Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200